

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Hrant Isbeceryan
President and Director
Authentic Teas Inc.
Suite 1801-1 Yonge Street
Toronto, Ontario M5E 2A3
Canada

> **Re: Authentic Teas Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 25, 2011**
> **File No. 333-175003**

Dear Mr. Isbeceryan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated July 14, 2011. In that response, you state that you have a specific business plan and purpose and you have no plans to be acquired by or to merge with any unidentified company or companies. If true, please include in the forepart of your prospectus an affirmative statement disclosing that you have no plans or intentions to be acquired by or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

Consumers and tea aficionados, page 23

2. We reviewed your response to comment 10 in our letter dated July 14, 2011 and reissue this comment in part. In this regard, we note the revisions to your filing indicating that

the statements under this heading are based on management's belief but we were unable to locate in your response or disclosure an explanation for the basis for such belief.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Plan of Operations, page 25

3. We note the revisions to your filing in response to comment 11 in our letter dated July 14, 2011. To the extent you view the uncertainties disclosed in the fourth paragraph under this heading as a material risk to your business, please revise to include appropriate risk factor disclosure.

Milestones, page 26

4. We note the revisions to your filing on page 21 in response to comment eight in our letter dated July 14, 2011. Please revise your disclosure in the table on page 26 to reflect the costs associated with the actions detailed in your new disclosure on page 21. By way of example only, you disclose on page 21 that that you have "placed an additional order for $5,000 with [your] supplier for delivery in October 2011" but it does not appear that you have reflected the cost of this action in the table on page 26.

5. We note the revisions to your filing in response to comment 11 in our letter dated July 14, 2011 and reissue this comment in part. Please revise your disclosure in the paragraph following the table to disclose how you plan to prioritize the milestones disclosed on page 26 over the next twelve months if your revenues and liquidity are insufficient to fund both the expenses of this offering and these milestones and the impact any scaling back of these milestones would have on your revenues, income and liquidity.

Liquidity and Capital Resources, page 27

6. We reviewed your response to comment 16 in our letter dated July 14, 2011 and reissue this comment in part. Please reconcile the $55,500 amount in the second paragraph under this heading with the $73,500 total reflected in the table.

Transaction with Related Persons, Promoters and Certain Control Persons and Corporate Governance, page 41

7. We reviewed the revisions to your filing in response to comment 24 in our letter dated July 14, 2011. As indicated in your response, please revise your disclosure to clarify that you have not entered into any *written* loan agreement with your President.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3342 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine T. Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

James Allegretto
Senior Assistant Chief Accountant

cc: Cam McTavish, Esq.
       Clark Wilson LLP